Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated October 31, 2005 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  October 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $911.89 per unit at the end of October, down 0.8% for the month and down 6.4% year to date.

The Fund's performance was down slightly for the month as October appears to have been a seasonal transition month with few definitive trends and some trend reversals. Gains made in currency and fixed income trading were offset by losses primarily in energy and stock index sectors.

Rising U.S. yields provided the principal source of gains for the Fund. Further, a fall in prices of short term fixed income instruments in North America and Europe also produced gains for the Fund. Profits were also earned in currency trading as the U.S. dollar continued to rally in response to a widening U.S. yield advantage which increased the flows of capital to U.S. securities, especially from Asia.

In energy markets, petroleum prices fell for the second consecutive month as a result of three factors: hurricane Wilma bypassing the energy infrastructure in the Gulf damaged by prior storms, the peak demand period for gasoline ending, and milder weather in the northeast United States. Natural gas prices fell materially over the course of the month as warmer climate reduced forecasts of seasonal heating demand. In stock index trading, a broad correction in global stock indices related to overall inflation concerns and a material correction in shares of energy concerns also impacted the Fund negatively. In other commodity sectors, slight gains in base metals and agricultural markets helped to offset losses this month.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of October 31, 2005, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                            For the Period October 1,
                            Through October 31, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     -----------
Realized gains from trading             $1,351,805       0.16%
Change in unrealized gains/losses
     from trading                       (2,715,155)     (0.32)
                                         ---------       -----
                                        (1,363,350)     (0.16)
Less, Brokerage commissions
     and clearing fees ($255,756)        4,354,569       0.51
                                         ---------       -----
Net realized and unrealized losses      (5,717,919)     (0.67)
Interest Income                          1,928,329       0.23
                                         ---------       -----
                                        (3,789,590)     (0.44)
                                         ---------       -----
Less, Expenses:
     Management fees                     1,413,856       0.17
     Incentive fees                      1,770,121       0.21
     Other expenses                        240,838       0.02
                                         3,424,815       0.40
                                         ---------       -----
Net loss                                (7,214,405)     (0.84)%
                                                         ====

Additions (14,352.6725 L.P. units
at September 30, 2005 net asset
value per unit of $919.55)              13,198,000
Redemptions (21,696.4887 L.P. units
at October 31, 2005 net asset
value per unit of $911.89)             (19,784,811)
                                        -----------
Decrease in net assets                 (13,801,216)
Net assets, September 30, 2005         854,884,899
                                       ------------
Net assets, October 31, 2005          $841,083,683
                                       ===========
Net Asset Value per unit
  ($841,083,683 / 922,474.5549 Units)       $911.77
                                             ======
Redemption value per unit (Note 1)          $911.89
                                             ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $911.89.

The net asset value per unit of $911.77 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By: /s/ Daniel R. McAuliffe, Jr.
           ------------------------
           Daniel R. McAuliffe, Jr.
           Chief Financial Officer and Director
           Citigroup Managed Futures LLC
           General Partner, Citigroup
           Diversified Futures Fund L.P.